SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               --------

                               FORM 6-K

                               -------



  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                         For April 28, 2006


                           CNOOC Limited
      ---------------------------------------------------------
            (Translation of registrant's name into English)




                            65th Floor
                        Bank of China Tower
                         One Garden Road
                        Central, Hong Kong
      ---------------------------------------------------------
              (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                    Form 20-F [X]    Form 40-F [  ]


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                     Yes [  ]          No [X]


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                         Company Announcement

                   [GRAPHIC OMITTED][GRAPHIC OMITTED]
                            CNOOC Limited
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                          (Stock Code: 883)
              _________________________________________
                             ANNOUNCEMENT



On April 27, 2006, the Company announced that it had undertaken a top-up placing of shares involving a placement of shares owned by CNOOC (BVI) Limited, the Company's controlling shareholder, to parties unrelated to the Company, followed by a new issue of shares by the Company to CNOOC (BVI) Limited of a number of shares not exceeding those sold in the first placement, within 14 days of the date of the placing agreement, each in accordance with the listing rules of the Stock Exchange of Hong Kong

Copies of announcements issued by the Company are attached.

                                SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Victor Zhikai Gao
                                           ----------------------------------
                                           Name:  Victor Zhikai Gao
                                           Title:  Company Secretary


Dated: April 28, 2006